AB 3/20

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12012727

[T]ATES
[EXCH]ANGE COMMISSION
[D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 66467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equus Financial Consulting, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

78 Pine Street
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Ave, Suite 303 (Address) New Canaan (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Reynolds & Rowella LLP

OATH OR AFFIRMATION

I, Darryl Glatthorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUUS FINANCIAL CONSULTING, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

MATTHEW SEITZ
NOTARY PUBLIC - CONNECTICUT
My Comm. Expires June 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUUS FINANCIAL CONSULTING, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2011

TABLE OF CONTENTS

Reynolds & Rowella LLP
expect more from us
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Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Equus Financial Consulting, LLC
New Canaan, Connecticut

We have audited the accompanying statement of financial condition of Equus Financial Consulting, LLC, (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equus Financial Consulting, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 6, 2012

90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419

Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	71,762
Accounts receivable		13,419
Prepaid expenses		8,211
TOTAL ASSETS	$	93,392

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	18,345
Deferred revenue		34,587
Commissions payable		11,478
TOTAL LIABILITIES		64,410
MEMBERS' EQUITY		28,982
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	93,392

See accompanying notes to the financial statements.

EXHIBIT B

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commission fees	$ 1,822,103
TOTAL REVENUES	1,822,103
OPERATING EXPENSES	
Commissions	1,715,334
Professional fees	45,080
Travel and entertainment	30,864
Office expense and telephone	16,130
Rent	11,250
Filing fees	9,963
Dues and subscriptions	5,773
Administrative	4,690
TOTAL OPERATING EXPENSES	1,839,084
NET LOSS	$ (16,981)

See accompanying notes to the financial statements.

EXHIBIT C

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

BEGINNING MEMBERS' EQUITY - JANUARY 1, 2011	$ 45,963
Net loss	(16,981)
ENDING MEMBERS' EQUITY - DECEMBER 31, 2011	$ 28,982

See accompanying notes to the financial statements.

EXHIBIT D

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (16,981)
Changes in operating assets and liabilities:	
Accounts receivable	165,389
Prepaid expenses	(329)
Account payable and accrued expenses	10,905
Deferred revenue	34,587
Commissions payable	(141,978)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	51,593
NET INCREASE IN CASH	51,593
CASH AT BEGINNING OF YEAR	20,169
CASH AT END OF YEAR	$ 71,762

See accompanying notes to the financial statements.

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equus Financial Consulting, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The members have agreed, in a letter addressed to the Company dated February 3, 2012, to provide the Company additional funding to finance its 2012 operations and maintain its minimum net capital requirements through March 31, 2013.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions when earned which is generally as of the transaction closing date. Consulting fees are recognized ratably over the term of the agreement.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. There were no cash equivalents at year end.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the accounts receivable

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable (continued)

balances. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectibility and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the accounts receivable will not be recovered. At December 31, 2011, no allowance for doubtful accounts was deemed necessary.

Commissions Payable

The Company records commissions payable to contractors based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2008 through 2010 tax years are open for examinations by federal, state and local tax authorities.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company paid $126,500 in guaranteed payments to members for the year ended December 31, 2011. No amounts were due at December 31, 2011.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company rents office space in New Canaan, CT on a month to month basis. Rent expense charged to operations for the year ended December 31, 2011 was $11,250.

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 4 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company's net capital balance as defined by SEC Rule 15c3-1 was $18,830 which exceeded the minimum requirement of $5,000. At December 31, 2011, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 3.42 to 1.0.

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

SUPPLEMENTARY INFORMATION

SCHEDULE I

EQUUS FINANCIAL CONSULTING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	28,982
Deductions and/or charges for non-allowable assets:		
Accounts receivable, net of related accrued expenses		1,941
Prepaid expenses		8,211
		10,152
NET CAPITAL		18,830
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
EXCESS NET CAPITAL	$	13,830
EXCESS NET CAPITAL AT 1,000 PERCENT	$	12,389

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2011.

SCHEDULE II

EQUUS FINANCIAL CONSULTING, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 64,410
Total aggregate indebtedness	$ 64,410
Ratio: Aggregate indebtedness to net capital	3.42 to 1.0

Reynolds & Rowella LLP

EQUUS FINANCIAL CONSULTING, LLC

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
Equus Financial Consulting, LLC
New Canaan, Connecticut

In planning and performing our audit of the financial statements of Equus Financial Consulting, LLC (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but

90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419

Fax: 203- 431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 6, 2012